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                               June 7, 2024

       Dante Caravaggio
       Chief Executive Officer
       HNR Acquisition Corp.
       3730 Kirby Drive, Suite 1200
       Houston, TX 77098

                                                        Re: HNR Acquisition
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 13, 2024
                                                            File No. 333-275378

       Dear Dante Caravaggio:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 26, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Risk Factors
       Risks Related to Our Common Stock and this Offering
       The NYSE American may delist our securities from trading on its exchange, which could limit investors' ability to make transactions..., page 35

   1. We note you disclose on page F-32 that you did not timely file a Form 10-K for the fiscal year ended December 31,
2023 and received a notice from NYSE American that the
                                                        Company is not in
compliance with the NYSE American listing standards. Please update and revise your risk
factor to state that you did not timely file the report and that you may not be able to file
timely in the future, as well as any consequences of your inability to timely file.
 Dante Caravaggio
FirstName  LastNameDante Caravaggio
HNR Acquisition  Corp.
Comapany
June 7, 2024NameHNR Acquisition Corp.
June 7,
Page 2 2024 Page 2
FirstName LastName
Because the currently outstanding shares of Class A Common Stock that are being registered for resale in this prospectus..., page 41

2. We note your revised disclosure in response to prior comment 4 states that the pledge shares were issued as consideration to agree to an escrow and backstop agreement, and that the consultant shares were issued in consideration for services rendered. Please quantify the effective price of such shares at issuance. In addition, as requested in prior comment 4, please revise this risk factor to disclose the potential profit the selling securityholders will earn based on the current trading price.
Business of HNRA
Financing at Closing, page 64

3. We note it appears certain language included in the filing in response to prior comment 4 in our letter issued December 4, 2023 has been removed, including disclosures with respect to the purpose for entering into the forward purchase agreement and related subscription agreement and the inter-relationship between them. Please restore such disclosures.
4. We note your response to prior comment 12. Please provide us with a more detailed analysis of your compliance with Rule 14e-5 in connection with entering into the forward purchase agreement.
Pogo Internal Controls, page 72

5. Please expand the discussion of the internal controls used by the Company in its reserves estimation effort to provide the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates presented in the filing. Refer to the requirements in Item 1202(a)(7) of Regulation S-K.
Pogo Summary of Reserves, page 73

6. The discussion on this page indicates the reserves as of December 31, 2022 and as of
         December 31, 2023, in each instance, include the 10% overriding royalty interest not acquired in the Purchase. However, we note the figures as of December 31, 2023 appear consistent with estimates presented in Exhibit 99.3 (incorporated by reference to Exhibit
         99.1 to the Annual Report on Form 10-K filed May 3, 2024) described as excluding the
         10% overriding royalty interest. Please revise your discussion or advise us why a change is not required.

         This comment also applies to comparable discussion under the sections Preparation of
         Reserve Estimates    and    Pogo Summary of Reserves    on page 71 and
all related
         disclosures throughout your filing.
7. The figure for the estimated proved non-producing crude oil reserves as of December 31,
         2022 appears to be truncated. Please revise your disclosure as needed. Dante Caravaggio
HNR Acquisition Corp.
June 7, 2024
Page 3
8. The initial average 12-month first-day-of-the-month of the prices disclosed in footnote
         (1), relating to the estimate of reserves as of December 31, 2023, appear to be inconsistent with the comparable prices disclosed in Exhibit 99.3. Furthermore, the initial prices in
         footnotes (1) and (2) are described as the    WTI posted price;
however, the reserve
         reports as of December 31, 2023 and 2022 indicate these prices are the WTI spot prices.
         Please revise your discussion or advise us why a change is not required.
Pogo Crude Oil and Natural Gas Production Prices and Costs, page 75

9. The figures for the year ended December 31, 2023 representing the total annual production volume on an MBoe basis here and on page 91 appear inconsistent with the comparable figure presented on page F-33. Please revise your disclosure or advise us why a change is not required.
Productive Wells, page 75

10. We note the disclosure of 342 gross productive wells as of December 31, 2023 here and in the fifth paragraph on page 68 appears inconsistent with the disclosure of 341 wells in the third paragraph on page 68 and elsewhere on page 90. Please revise your disclosure or advise us why a change is not required.
Leasehold Acreage, page 76

11. We note your disclosure of no undeveloped acreage appears inconsistent with the disclosure of proved undeveloped reserves as of December 31, 2023. Revise your disclosure or advise us why a change is not required. Please note acreage held by production that encompasses those leased acres on which wells have not been drilled or completed is undeveloped regardless of whether such acreage contains proved reserves.
         Refer to the disclosure requirements in Items 1208(a) and (b) and the definitions in
         1208(c) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
HNRA, page 87
FirstName LastNameDante Caravaggio
12. We note your response to prior comment 11 and reissue in part. Please expand your
Comapany    NameHNR
       disclosure       Acquisition
                  to detail         Corp.
                            any changes in the company's liquidity position
since the business
June 7,combination.
        2024 Page 3
FirstName LastName
 Dante Caravaggio
FirstName  LastNameDante Caravaggio
HNR Acquisition  Corp.
Comapany
June 7, 2024NameHNR Acquisition Corp.
June 7,
Page 4 2024 Page 4
FirstName LastName
Notes to Consolidated Financial Statements
Note 13-Supplemental Disclosure of Oil and Natural Gas Operations (Unaudited) Reserve Quantity Information, page F-33

13. The figures for the total proved natural gas, proved developed natural gas, total proved reserves, and proved developed reserves on a Boe basis shown here for the year ended
         December 31, 2023 appear inconsistent with the comparable figures presented on page 73.
         Please revise your disclosure and the related reserves reconciliation as necessary or advise us why a change is not required.
Exhibits

14. Please file the employment agreements with Messrs. Trotter and Smith as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
General

15. We note your response to prior comment 17 and reissue in part. Please revise to clarify whether you are registering the primary issuance of the shares underlying the public warrants or the resale of the shares underlying the public warrants. To the extent you are registering the resale of the shares underlying the public warrants, please revise your
         Selling Securityholders table on page 120 to provide the selling security holder disclosure required by Item 507 of Regulation S-K.
16. We note your disclosure on page 137 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item
         512(a)(1)(iii) of Regulation S-K.
17. Please revise to update your financial statements, and accompanying Management's
         Discussion and Analysis and auditor's consent to reflect the most recent quarter for which you have recently filed a quarterly report on Form 10-Q.
      For any questions related to engineering comments you may contact John Hodgin at 202-
551-3699. Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-
3763 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation